Exhibit 99.1

Global Mofy Featured at China’s 2024 Fashion Week;

Highlights Convergence of Digitized Fashion, AI and the Metaverse

Beijing, April 2, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, was featured at China’s 2024 Fashion Week held in Beijing. In a keynote speech, Tiansheng Liu, Global Mofy’s East China Headquarters Chief Operating Officer highlighted how the Company is facilitating its clients’ exploration of the intersection of fashion, AI, and the Metaverse, aiming for integration as they pursue sustainable growth, higher brand awareness, and increased customer satisfaction.

Global Mofy noted seemingly infinite possibilities are emerging across the entire fashion value chain for companies willing to explore, adopt, and invest in new Metaverse and AI technologies. The industry is in the midst of an unprecedented period of massive value creation and capture. This is likely to change the current industry landscape and trigger a significant transformation across the entire fashion value chain as companies seek to leverage the advantages of rapidly evolving Metaverse and AI technologies to enhance the customer experience and capitalize on improved operational efficiencies.

China Fashion Week stands as one of the most significant fashion events in China and Asia as a whole. This event attracts a diverse range of participants, including established designers, emerging talents, fashion brands, retailers, buyers, media, celebrities, and fashion enthusiasts from both China and abroad. In addition to runway shows, China Fashion Week hosts industry forums and seminars addressing topics relevant to the fashion industry, including sustainability, technology, marketing, and business strategies. At this year’s China Fashion Week, the China Fashion Summit focused on hot topics and industry challenges such as new technologies including OpenAI’s Sora, the Metaverse, new consumption patterns, trend crossovers, design trends, intellectual property protection, and social responsibility.

Global Mofy’s expects to leverage its expertise in creating high-quality virtual content as 3D technology remains a key driver in innovating the fashion industry, achieving sustainable development, and meeting personalized demands. Through its proprietary MOFY LAB technology platform, the Company has demonstrated its professionalism and efficiency in the production and management of 3D digital assets working with innovative designers, brands, and fashion enthusiasts worldwide.

Tiansheng Liu, representing Global Mofy concluded at the meeting, “In the midst of digitalization, the future of the fashion industry holds endless possibilities. We look forward to exploring this exciting journey with designers, brands, and fashion enthusiasts worldwide. In the foreseeable future, through our collective efforts, the fusion of fashion and digital technology will bring even more innovation and surprises. Together, we can move towards a desirable Oasis future world, akin to that depicted in Ready Player One.”

The Company noted that moving forward, it believes digital assets will play an increasingly important role in the fashion industry. On one hand, technological advancements such as the Metaverse, AI, 5G, increased computing power, research in physical engines, and progress in materials and optoelectronics will make wearable devices more commercially viable, leading to more realistic virtual experiences. On the other hand, as consumer demand for sustainable fashion and personalized products grows, digital technology will become key in meeting these needs. Global Mofy aims to unleash creators’ imaginations through continuous technological innovation and applications, building a new, tech-driven cultural tech group dedicated to creating China’s largest digital asset library. This is expected to help drive the fashion industry towards a more sustainable, personalized, and interactive direction, where Global Mofy will also work with the industry to promote the healthy and sustainable development of digital assets.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com